August 22, 2014

Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street NE
Washington, DC  20549

Re: Allianz Variable Insurance Products Trust
       Form AW Filed Pursuant to Rule 477
       Post-Effective Amendment No. 44
       File Nos. 333-83423 and 811-09491

Dear Sir/Madam:

The Allianz Variable Insurance Products Trust hereby requests the withdrawal under form type AW, pursuant to Rule 477, of the above referenced Post-Effective Amendment filed on July 18, 2014 pursuant to Rule 485a.

We no longer wish to pursue adding the proposed investment options to the trust at this time and may re-file the registration statement amendments at a later date. If you have any questions or comments, please feel free to contact the undersigned.

Sincerely,

Allianz Variable Insurance Products Trust

By: /s/ Erik Nelson
     ______________________________________________

     Erik Nelson, Chief Legal Officer
     763/765-7453
     Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.